Mail Stop 03-05
								May 24, 2005

Harry N. Vafias
StealthGas Inc.
331 Kifissias Avenue
Athens, Greece

Re:	StealthGas Inc.
	Registration Statement on Form F-1
	Confidential filing, filed on 04/21/05

Dear Mr. Vafias,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Update the financial statements, as necessary, to comply with Rule
3-12 of Regulation S-X at the effective date of the registration statement.

2. Please include a currently dated consent in the registration statement prior to requesting effectiveness.

Front Cover

3. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking
Projects Quarterly Update available at www.sec.gov.

Prospectus Summary

4. We refer to the first sentence under this heading. This section should summarize the key and not some of the information that appears in the prospectus. Please revise.

Our Fleet, page 2

5. Please disclose here, as disclosed on page 27, that you are purchasing the Identified Vessels from the Vafias Group and briefly discuss the terms of the purchase.

6. Please revise the last paragraph to clarify that your ability to take advantage of market conditions will be hampered by the fact that your vessels may be tied up in charters lasting several years or, conversely, that no long term charters may be available when market conditions would make selecting them advantageous.

Our Fleet Manager, page 3

7. Include a brief discussion of the terms of the management agreement with Stealth Maritime in this section.

Our Distinguishing Factors, page 4

8. The first two bullet points under this subheading seem to address factors that apply to the entire industry rather than ones that distinguish the company from others. Revise to delete the heading or advise.

9. We do not understand how a company formed in December 2004 could
have "strong customer relationships."   Either revise or tell us
how.
A relationship with the Vafias Group is not a relationship with StealthGas.

Leveraging Relationship with Vafias Group, page 4

10. Please disclose here the age of your CEO. Also add a risk factor about his age and the amount of experience it suggests or tell us why it is not needed.




Increased Market Share Through Acquisition of Identified Vessels, page 4

11. To help investors gage the importance of your enhanced market share, please disclose the percentage of the fleets of the size you discuss you will have.

Our Business Strategy, page 5

12. We refer to your statement in the fourth bullet point, that as you grow your fleet, you will own among the larger LPG carrier fleets. Given the current number of ships in your fleet, the
definitive tone of the statement seems inappropriate.   Becoming
an
industry leader is a goal or a hope; we do not understand why it is a strategy. Please revise or delete.

Risk Factors, page 11

13. Either add a risk factor to address your lack of operating history in the current holding company structure or tell us what consideration you have given to doing so.

14. Either add a risk factor to address the difficulty that may arise in attempting to affect service of process on officers and directors of the company who are non-U.S. persons or enforcing U.S. judgments against the assets of the company located outside of the United States or tell us what consideration you have given to doing so.

15. Please add a risk that the period of less than three months for which you have provided financials may be too short a period to judge whether you have a viable business model.

16. Consider including a risk factor discussion addressing the potential conflict of interest between the company and some of its officers and directors who also are executives of companies in the same industry as you.

Our growth depends on continued growth in demand, page 12

17. Please revise the heading to clearly state the risk.

Because the market value of our vessels may fluctuate, page 13

18. Please revise this subheading to indicate that the market values are currently at high levels.



Our loan agreements or other financing arrangements, page 19

19. If there is a risk that you may not be able to maintain the specified financial ratios and covenants under the loan agreement with Fortis Bank, please disclose the ratios and covenants that you need to maintain here and show how you currently satisfy the ratios or covenants, so that investors can assess the risk.

Capitalization, page 29

20. Update your Capitalization table as of a date no earlier than
60
days prior to the filing of the registration statement on EDGAR.
See
Item 3.B. of Form 20-F.

21. As to your indebtedness, please distinguish between guaranteed and unguaranteed, and secured and unsecured, indebtedness. See
Item
3.B. of Form 20-F.

Management`s Discussion and Analysis, page 34
Contractual Obligations, page 39

22. We note the disclosure of a table of contractual obligations as required under Item 5.F.1 of Form 20-F. Please revise your table to include the loan from Fortis Bank and your obligations under the management agreement with Stealth Maritime.

Critical Accounting Policies - Revenues and Expenses, page 40
Note 2 - Accounting for Revenues and Expenses, page F-9

23. We note that you recognize revenues and associated voyage costs
on a pro-rata basis over the duration of the voyage. As a result, the operating results of voyages in progress at each reporting date are estimated and recognized pro-rata on a per day basis. Your accounting treatment under these voyage charters does not appear to comply with the acceptable revenue and expense recognition methods in
EITF 91-9.   In this regard, method 5 would allow for allocation
of
revenues between reporting periods based on relative transit time in each reporting period (i.e. pro-rata basis), however expenses should be recognized as incurred. You should revise your accounting treatment under this type of charter to apply one of the acceptable methods under EITF 91-9. If management believes that a revision to the historical financial statements would not be material, we would not object if management represents in the disclosure that a change to an acceptable method would not have a material impact on the historical financial statements with an assertion that a revised method in conformity with the guidance in EITF 91-9 will be used in future reporting periods. Pease revise accordingly.




Business, page 53
Customers, page 55

24. Please disclose the percentage of your business that comes from
Petredec Ltd. If appropriate, please also consider adding a risk factor in the risk factor section, to address the adverse impact of the loss of your principal customer(s). If any other customer accounts for more than 10% of your revenues, please identify the customer and give the percentage.

Management, page 73

25. Please consider whether the compensation you intend to pay in the next 12 months, if any, would be material to an investment decision.
If so, please disclose it.  Refer to Item 6.B.1. of Form 20-F.

Tax Considerations, page 81

26. Replace the language in the first paragraph stating investors
"should consult" with their own tax advisor with language suggesting or encouraging them to do so.

Underwriting, page 85

27. We note your disclosure on page 87 that there may be electronic distributions of your shares. If any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares please advise us of that and supplementally confirm that their procedures have been cleared with us. Any electronic offer, sale of distribution should be reflected in this section. If you become aware of any members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response.

28. We note that your prospectus may be available in electronic format on the Internet. Please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website.

29. Please advise us whether you will have a directed share program of any type. If so, include disclosure in the prospectus describing the program and the group it targets. Also, please provide us with all materials given to potential purchasers in the directed offering.


Financial Statement
Basis of Presentation and General Information, Page F-7

30. We have reviewed the letter addressed to Mr. Craig C. Olinger, Deputy Chief Accountant in the Division of Corporation Finance with your belief that no historical financial information should be
provided for the vessels purchased.   Based on the information in
your letter, we will not object to your determination that the assets
acquired do not constitute a business under Article 11 of
Regulation
S-X.    However, the registration statement should include a
substantive and robust discussion of your determination that assets
and not businesses were acquired.   In this regard, please
significantly expand your disclosure to clearly explain why the vessels purchased in 2004, and the vessels to be delivered in 2005, do not constitute a business under Article 11-01(d) of Regulation
S-
X. Your disclosure should include, but not be limited to, the following factors:

* historical financial information based on previous charter rates and cost structure are of little relevance to investors;
* acquisitions of carriers that are subject to existing time charters must include assignments of the charters (with the charterers` consents) to the purchaser;
* vessel purchasers are rarely shown any historical financial statements relating to any purchased vessels and the company did not request nor did it receive or consider any historical financial statements when agreeing to acquire the vessels; and
* vessel purchases usually involve significant changes in components such as the crew, maintenance and operation or management of the vessel.

Since this list is not exhaustive, management should discuss any additional factors that may support their position of the acquisition of the vessel as an asset rather than a business.

31. In addition, provide a thorough description of the company`s business which should include a description of the elements of revenues and expenses that reasonably may be anticipated and of material factors affecting profitability, cash flows and the shareholders` return on investment. Such disclosures should include a potential range of revenues and costs for vessels purchased based on a range of average daily contractual charter rates for the related vessel and determined based on the number of days you anticipate the vessel to be operational (i.e. not in dry docking or without cargo).
Estimates of cost should be based on your anticipated costs to crew, maintain and operate each vessel.




Note 16:  Subsequent Events, Page F-14

32. The last paragraph on page 41 describes that your acquisition of the Gas Amazon is subject to a number of conditions. Please revise
Note 16 to include the nature of these conditions, including any obligations that require action by StealthGas, Inc.

33. We note that two of the vessels you have entered into agreements to acquire will be subject to existing time charters. Please tell us your proposed accounting for these charters, including whether any consideration has been given to separately record these charters as identifiable assets.

Signatures, page i

34. The registration statement must be signed by the controller or principal accounting officer as well as the principal executive officer, the principal financial officer, and by at least a majority of the board of directors of the registrant.

Other
35. We remind you that as stated in Securities Act Release No.
5180,
a registrant is "in registration" at least from the time an issuer reaches an understanding with a broker-dealer to the period of 25-40 days after effectiveness, during which dealers must deliver a prospectus. Interviews conducted by the registrant`s principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff`s position in your response.

**********

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Theresa Messinese at (202) 551-3307 or
Michael
Fay (202) 551- 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3755 with any other questions.

Sincerely,



Max A. Webb
Assistant Director



cc:	Via Facsimile
      Stephen P. Farrell, Esq.
      Morgan, Lewis & Bockius LLP
      (212) 309-6001
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Harry N. Vafias
StealthGas Inc.
May 24, 2005
Page 1